CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

RECEIVED

Our Ref: CSA/CPA6/5(e)

8th January 2008

[redacted]

08000356

SUPPL

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 7th January 2008.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

PROCESSED
JAN 25 2008
THOMSON FINANCIAL

David Fu
Company Secretary

/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

CNACG's Proposal to Invest in and Form a Strategic Partnership with China Eastern Airlines

Cathay Pacific will seriously consider any proposals which CNACG and/or Air China may make for Cathay Pacific to participate in a strategic partnership with China Eastern Airlines and to realise any synergies that may arise from such a strategic partnership.

Cathay Pacific Airways Limited ("Cathay Pacific") has noted the announcement issued by China National Aviation Corporation (Group) Limited ("CNACG"), a substantial shareholder of Air China Limited ("Air China"), which has been published in South China Morning Post and Hong Kong Economic Times on 7th January 2008 (the "CNACG Announcement"). In the CNACG Announcement, CNACG states its intention to submit an alternative proposal to China Eastern Airlines Corporation Limited ("China Eastern Airlines") within two weeks in the event that China Eastern Airlines shareholders fail to approve a proposed subscription of shares in China Eastern Airlines by Singapore Airlines Limited and a subsidiary of Temasek Holdings (Private) Limited at China Eastern Airlines' extraordinary general meeting to be held on 8th January 2008.

In the CNACG Announcement, CNACG said that it would use its best efforts to procure Air China (in which Cathay Pacific holds 17.64% of the issued share capital) and its business partners to launch a comprehensive cooperation with China Eastern Airlines.

As a substantial shareholder in Air China, Cathay Pacific supports Air China giving serious consideration to CNACG's suggestion that Air China should form a strategic partnership with China Eastern Airlines. Cathay Pacific will monitor relevant developments closely and will itself seriously consider any proposals which CNACG and/or Air China may make for Cathay Pacific to participate in a strategic partnership with China Eastern Airlines and to realise any synergies that may arise from such a strategic partnership.

Investors should note that the strategic partnership referred to above (and therefore the possibility that Cathay Pacific may participate in it) may or may not materialise and would, in particular, require approvals from all applicable governmental and regulatory authorities. Accordingly, investors are advised to exercise caution in dealing in shares of Cathay Pacific.

This announcement is issued by Cathay Pacific pursuant to Rule 13.09 of the Listing Rules.

Directors
As at the date of this announcement, the Directors of Cathay Pacific are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 7th January 2008

END